October 27, 2005

FOLEY & LARDNER LLP

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FLORIDA 33602-5810

P.O. BOX 3391

TAMPA, FLORIDA 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com EMAIL

CLIENT/MATTER NUMBER

037203-0102

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn:	Division of Corporation Finance Jeffrey Riedler Albert Lee

Re:	Accentia Biopharmaceuticals, Inc. Registration Statement on Form S-1 (the “Registration Statement”) File No. 333- 122769

Dear Mr. Riedler and Mr. Lee:

Accentia Biopharmaceuticals, Inc. (the “Company”) currently expects that the total number of shares sold in its initial public offering may be reduced to 2.4 million shares from the 2.5 million share offering size indicated in the Company’s revised preliminary prospectus and Amendment No. 8 to the Registration Statement (“Amendment No. 8”). Based on the assumption that the initial public offering price of the Company’s common stock will be no less than $8.00 per share (the low end of the range identified in the preliminary prospectus), the Company and its counsel have concluded that such a reduction in the total number of shares to be sold in the offering would not be material to investors in the offering and would not require recirculation of the preliminary prospectus or the filing of a pre-effective amendment to the Registration Statement. In addition, in the event of such a reduction, Jefferies & Company, Inc., as the representative of the several underwriters, has confirmed to us that each of the underwriters has agreed to orally notify each investor in the offering of the reduction in the number of shares sold and the reduction in the gross offering proceeds prior to confirming sales.

Please be advised that the above-stated conclusion is based primarily on the following:

•	A 100,000 share reduction would represent a decrease of only 4% in the number of shares sold from the 2.5 million identified in the preliminary prospectus. This decrease is within the 20% threshold referred to in “Instruction to paragraph (a)” of Rule 430A under the Securities Act.

•	At an $8.00 per share offering price and a reduction of 100,000 shares in the offering size, the Company would receive gross proceeds of $19.2 million in the offering. This would represent a decrease in gross proceeds of only 4% below the gross

BRUSSELS CHICAGO DENVER	DETROIT JACKSONVILLE LOS ANGELES MADISON	MILWAUKEE ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Securities and Exchange Commission

October 27, 2005

proceeds of $20.0 million that would have been raised in the offering if the full 2.5 million shares were sold at $8.00 per share. Again, the decrease is below 20%.

•	A reduction of 100,000 in the total number of shares sold would have no impact on the “Use of Proceeds” disclosure set forth in the revised preliminary prospectus and Amendment No. 8. An $8.00 per share offering with 2.4 million shares being sold by the Company will result in net proceeds (after deducting underwriting discounts, commission, and estimated offering expenses) of $14.12 million. The amounts in the bullet-points on page 43 of Amendment No. 8 and the revised preliminary prospectus result in a total of $13.8 million in identified uses of proceeds, which is less than the net proceeds of $14.12 million that would be received by the Company in a 2.4 million share offering at $8.00 per share.

•	As currently disclosed in the preliminary prospectus and Amendment No. 8, the dilution to new investors would be $9.37 per share if 2.5 million shares were sold in the offering at an assumed $9.00 offering price (the mid-point of the indicated price range). If the number of shares sold is decreased to 2.4 million shares at an $8.00 per share offering price, the dilution to new investors would be $8.48 per share, which is lower than the currently disclosed $9.37 per share. Because this decrease would be beneficial to investors in the offering, the Company believes that the decrease would not be material to investors in the offering.

•	The Company has not identified any other disclosure item in the revised preliminary prospectus and Amendment No. 8 that would be materially affected by the above-described reduction in the number of shares to be sold in the offering.

As indicated above, based on the foregoing analysis, the Company and its counsel have concluded that a reduction in the total number of shares to be sold in the offering from 2.5 million to 2.4 million, at an $8.00 per share offering price, would not be material to investors in the offering and would not require recirculation of the preliminary prospectus or the filing of a pre-effective amendment to the Registration Statement. If you have any questions or comments regarding this matter, please do not hesitate to contact the undersigned at telephone number (813) 225-4122.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely

CPC/bcb

Enclosures